Exhibit 99.1

Americas Gold and Silver Corporation Reminds Shareholders to Vote and Provides Additional Information Regarding Covid Restrictions

TORONTO--(BUSINESS WIRE)--June 4, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, wishes to remind its shareholders (“Shareholders”) to vote their shares in respect of the Company’s annual general meeting that is being held at 10:00 a.m. EDT on Thursday, June 10, 2021 (the “AGM”). All shareholders of record at the close of business on April 16, 2021 (the “Record Date”) are entitled to vote their shares at the AGM.

In connection with the AGM, Americas filed its meeting materials on SEDAR at www.sedar.com; EDGAR at www.sec.gov; and on the Company’s website at https://americas-gold.com/investors/shareholder-meeting-documents/. The meeting materials were also mailed to Shareholders as of the Record Date in accordance with applicable securities laws.

Considering the ongoing public health concerns related to COVID-19 and in order to comply with the measures imposed by the federal and provincial governments and social distancing protocols, Americas is encouraging Shareholders and others not to attend the AGM in person. Americas is offering Shareholders the option to listen to the AGM (but not vote) in real time by conference call:

  Local – Toronto: (+1) 416 764 8658
  Toll Free - North America: (+1) 888 886 7786

Shareholders are encouraged to vote their shares in advance of the proxy voting deadline of 10:00 a.m. EDT on June 8, 2021 to ensure their votes are received on time to be counted at the AGM. Every Shareholder’s vote is important, regardless of the number of shares that the Shareholder holds.

If any of Shareholders have not received their proxy or voting instruction form, or if a Shareholder needs assistance in voting their shares, such Shareholder should confirm their proxy's status with their broker, or call the Company’s proxy solicitor, Carson Proxy Advisors Ltd., at (416) 778-1556 or christine@carsonproxy.com for help.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high‐growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%‐owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see the Company’s SEDAR profile at www.sedar.com or its website at www.americas-gold.com.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416‐874‐1708
info@americas-gold.com

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503